Bionano Genomics, Inc.
9540 Towne Centre Drive, Suite 100
San Diego, California 92121
(858) 888-7600

November 2, 2023

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Jessica Ansart

Re:	Bionano Genomics, Inc. Registration Statement on Form S-3 File No. 333-275181

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on November 6, 2023, or as soon thereafter as is practicable.
Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Su Lian Lu of Cooley LLP, counsel to the Registrant, at (310) 883-6555.
Bionano Genomics, Inc.

By:	/s/ R. Erik Holmlin, Ph.D.
R. Erik Holmlin, Ph.D.
President and Chief Executive Officer

cc:	Su Lian Lu, Cooley LLP